

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 24, 2016

Via E-mail
Mr. Matthew M. Walsh
Executive Vice President and Chief Financial Officer
Catalent, Inc.
14 Schoolhouse Road
Somerset, New Jersey 08873

>   **Re: Catalent, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2015**
>   **Filed September 2, 2015**
>   **Form 8-K dated February 9, 2016**
>   **Filed February 9, 2016**
>   **File No. 001-36587**

Dear Mr. Walsh:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year Ended June 30, 2015 compared to the Fiscal Year Ended June 30, 2014
Segment Review, page 48

1. In your various discussions of the changes in segment net revenues you discuss higher levels of market demand. It is unclear from your disclosure whether this discussion of market demand relates solely to changes in sales and services volume. Please tell us your consideration of disclosing the magnitude and underlying reasons for changes in both volume and prices as required by Item 303(a)(3)(iii) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 9: Income Taxes, page 84

2. Please tell us why your rate reconciliation table on page 85 includes a $2.4 million benefit for state and local income taxes when these taxes are incremental to federal taxes and you have not reversed your valuation allowance associated with state net operating loss carryforwards as disclosed on page 87.

3. Please tell us how the unrecognized tax positions reconciling items in your rate reconciliation table in fiscal 2015 and 2014 relate to the rollforward of your unrecognized tax benefits liability provided on page 88.

Note 17: Segment Information, page 100

4. Please provide us an analysis demonstrating that the Softgel Technologies and Modified Release Technologies operating segments have similar economic characteristics, including similar long-term average gross margins, and are similar in all of the areas listed in in ASC 280-10-50-11 to support aggregating them into your Oral Technologies reportable segment. Also address your consideration of the following in your analysis:
    • Your combined reporting segment EBITDA was impacted differently by each operating segment based on disclosure in the last paragraph on page 49 in MD&A.
    • Your Modified Release Technologies margins have been negatively impacted and will continue to be negatively impacted by decreased sales of higher margin offerings in that operating segment based on disclosures on pages 30 and 35 of your December 31, 2015 Form 10-Q and observations made during your quarterly earnings conference call.
    • The impact of the suspension of operations in your Beinheim, France facility.

Form 8-K filed February 9, 2016
Exhibit 99.1 Earnings release dated February 9, 2016
Reconciliation of Net Earnings/(Loss) to Adjusted Net Income/(Loss), page 14

5. Please help us understand why it is appropriate to determine adjusted net income/(loss) based on cash tax expense. In this regard, please address the following:
    • Tell us how the cash tax expense amount was calculated for the latest quarter. In footnote 4 to this table you indicate that you adjust your cash taxes for the impact of "certain items recorded in each period that are added back" in the determination of your non-GAAP performance measure. Although you further indicate that some adjusting items have no impact on cash taxes, it is unclear whether the "certain items" reflect adjustment for all other adjustments that have an impact on your income taxes.
    • Explain to us why deferred taxes are not representative of your core business (as indicated on page 6) resulting in their removal from your GAAP net income in determining your non-GAAP adjusted net income/(loss).
    • Explain to us how you handle unrecognized tax benefits as the term is defined in ASC 740-10-20 in your determination of cash taxes. If excluded, explain why it is

appropriate for your non-GAAP adjusted net income/(loss) to exclude unrecognized tax benefits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance